J Sainsbury plc

RECEIVED

2006 JUN 13 A 10:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

06014330

Ext:	020 7695 6378
Fax:	020 7695 6378
Date:	30 May 2006

SUPPL

Dear Sir

J Sainsbury Announces: Notification of major interests in shares

Please find enclosed a copy o f the above announcements made to the London Stock Exchange on 23rd May 2006.

Yours sincerely

p.p.

Hazel Jarvis
Deputy Secretary

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

Enc

dw 6/13

23 May 2006

J Sainsbury plc has been informed by Miss Judith Portrait in her capacity as Trustee of various Sainsbury Settlements including Charitable Trusts, that her substantial interest in the Company has decreased.

As a result her reportable interest is now 15 per cent instead of the 17 per cent previously reported. Judith Portrait is now interested in 271,258,765 shares.

A copy of the Notice received is attached:

NOTICE

Judith Portrait hereby notifies J Sainsbury plc ("the Company") of the following changes to her interest in shares ("relevant shares") comprised in the relevant share capital of the Company (within the meaning of Section 198, Companies Act 1985): -

(1) as Trustee of the Blind Trust for Lord Sainsbury of Turville she has disposed of 27,500,000 shares largely in satisfaction of arrangements formally notified in November 2005. She has also disposed of shares for family trusts and charities.

(ii) following the disposals mentioned in (i) above, she is interested, in all capacities, in approximately the following numbers of relevant shares:-

Judith Portrait - 15% (271,258,765 shares in aggregate).

23 May 2006

J Sainsbury plc has been informed by Miss Judith Portrait in her capacity as Trustee of various Sainsbury Settlements including Charitable Trusts, that her substantial interest in the Company has decreased.

As a result her reportable interest is now 15 per cent instead of the 17 per cent previously reported. Judith Portrait is now interested in 271,258,765 shares.

A copy of the Notice received is attached:

NOTICE

Judith Portrait hereby notifies J Sainsbury plc ("the Company") of the following changes to her interest in shares ("relevant shares") comprised in the relevant share capital of the Company (within the meaning of Section 198, Companies Act 1985): -

(1) as Trustee of the Blind Trust for Lord Sainsbury of Turville she has disposed of 27,500,000 shares largely in satisfaction of arrangements formally notified in November 2005. She has also disposed of shares for family trusts and charities.

(ii) following the disposals mentioned in (i) above, she is interested, in all capacities, in approximately the following numbers of relevant shares:-

Judith Portrait - 15% (271,258,765 shares in aggregate).

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 30 May 2006

Dear Sir

J Sainsbury Announces: Notification of major interests in shares

Please find enclosed a copy o f the above announcements made to the London Stock Exchange on 23rd, 24th and 26th May 2006.

Yours sincerely

p.p.

Hazel Jarvis
Deputy Secretary

Enc

J Sainsbury plc announces notification of major interests in shares

On 24 May 2006, Sainsbury's received notification that NWQ Investment Management Company LLC were interested in 83,087,574 ordinary shares representing 4.85% of the issued share capital. NWQ Investment Management Company LLC previously disclosed total shareholding was 5.88%.

J Sainsbury plc announces notification of major interests in shares

On 24 May 2006, Sainsbury's received notification that NWQ Investment Management Company LLC were interested in 83,087,574 ordinary shares representing 4.85% of the issued share capital. NWQ Investment Management Company LLC previously disclosed total shareholding was 5.88%.